SWANNIES

Investor deck



Disclaimer: This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

In our experience, young, casual golfers aren't attracted to traditional, expensive golf brands


Average Retail
Apparel Prices
$100
$80
$60
$40
Peter
Millar
Nike
Under
Armour
Puma
Sligo
Adidas
FootJoy
Callaway
Merged or acquired in last 10 years
No merger or acquisition in last 10 years
25
40
55
70
Age of Typical
Customer

Problem:
There are over 15.5 million casual golfers in the US, many of whom shy away from buying golf shoes and apparel because of their limited use and high price tag.* Despite this, the US golf apparel market records revenues of $1.38B annually, largely marketing to the other 12.5 million non-casual golfers nationally.

*This statement is based on the founders' personal experiences and conversations.

Disclaimer: This graph in this slide is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance or achievements.

Swannies is a modern lifestyle brand for the casual golfer

< 40 y.o.

PRODUCT MARKET FIT

69

PRO SHOPS

We believe the design and price of our footwear and apparel resonates with the casual golfer looking for a fresh alternative to traditional brands

69 golf courses and counting have picked up our 2016-2017 line, and a number have reported high sell-through rates.



Swannies

"It's a lifestyle"

We own a provisional patent on the first traction point golf sandal and a trademark on 'Swannies'

The golf apparel industry in the US is expected to grow by 4.33% CAGR, with an increase in millennial golfers

The US is home to over 15,000 golf courses, comprising a $70 billion industry. Spending on golf apparel is expected to increase to ~$2 billion annually by 2019.**



First shops conquered*   Next on the hit-list*

Considerable industry efforts have revitalized youth golf, with the number of high school teams increasing since 2012.

There are nearly 7 million golfers in the US aged 18-34, playing over 100 million rounds annually, more than any time in the past 20 years.



2011-2012
2013-2014
2015-2016
Year

Globally, an estimated 80 million golfers play on close to 40,000 courses.

There are 100 countries with active golf course projects, with 30% of the growth occurring in Asia.



North America
Europe
Asia
South America
Africa
Oceania

Source: Golf around the world 2015, The R&A

*Note: “First shops conquered” represent states in which Swannies has at least one pro shop client. "Next on the hit-list” represent states that contain pro shops into which Swannies plan to sell next.
**Disclaimer: This statement is based on management estimates and market research. It does not represent guarantees of future results, levels of activity, performance or achievements.

Over 12 million millennials express interest in golf yet don't consider themselves golfers

This "latent demand" is expected to drive continued growth, as the game adapts to attract this segment.


PRICE
"You're not wealthy enough"
Equipment
Balls
Apparel
Membership fees
Greens fees
Handicap
Age
Knowledge
Dress code
Dress code
Lingo
Etiquette
Exclusivity
Ethics
PREJUDICE
"You're not good enough"
PRETENTIOUSNESS
"You're not behaved enough"

Current prohibitions | *Game changers*

GSC



WM PHOENIX OPEN



TopGolf



As many courses struggle with an aging group of regulars, golf is adapting to attract a younger clientele with the advent of Top Golf, the Golf Skate Caddy, and other fun ways to enjoy the game.

The game of golf has to break its prohibitions around price, prejudice and pretentiousness (=a game for the elite) in order to grow. This opens up opportunities for challenger brands.

Disclaimer: Statements on this slide are based on management opinion. They do not represent guarantees of future results, levels of activity, performance, or achievements.

Swannies

We believe Swannies is positioned to capitalize on the industry's slow adaptation to a rapidly changing game

"Not a single person in the room could come up with a genuinely innovative idea to attract millennials...no one knew how to reach the younger generation of golf and the industry reflects it"

- Kevin U., reflecting on the International Network of Golf conference, May 2015

1. Participation will be broader
2. The game will be more flexible
3. Golf will be more accessible

- HSBC 2020 Golf Futures Report

*Swannies will make the game more accessible and inviting by catering to the **shared** needs of the new generation of golf:*



[Price]

Quality products that don't break the bank



[Pretentiousness]

Subtle, modern designs for wear anywhere – not only on the course



[Prejudice]

A brand to be enjoyed by everyone

We understand our target market… because that's exactly who we are



Matt Stang

Co-founder, CEO

Handicap: **8**
Years caddying: **7**



Adam Iversen

Co-founder, COO

Handicap: **15**
Years caddying: **7**



Sam Swanson

Co-founder, Design

Handicap: **9**
Years caddying: **1**



Mike Hau

Sales & Marketing

Handicap: **+1**
Years caddying: **6**



Joe Hau

Fulfillment

Handicap: **7**
Years caddying: **9**

Advisors & Mentors

- **Tom Johnson** – Principal, Handshake Retail Sales Solutions
- **Rick Nordvold** – ex-CFO, Golf Galaxy

Others: Will Holdsworth – *ex-president, Muscle Milk*; Greg Stang – *President, Wilson Golf Group*; Kevin Unterreiner – *Founder, Public Country Club*; Joni Leimala – *CEO, Adcoin*; Leo Sharkey – *Owner, Shark Analytics*; Mike Dickoff – *ex-CEO, Navitaire*; Toby Nord – *Director, Ventures Enterprise at UMN*

Disclaimer: The founders' handicap measurements and numbers of caddying years on this slide are based on management estimates.


Swannies


Swannies

Our target customers are a highly valuable group that isn't effectively targeted by established brands

Meet Jordan…

He's a 25 year old college graduate renting in an urban area with peer roommates. He's recently been promoted after working in corporate since graduating, and is making $70,000/year with moderate disposable income. Jordan…

- Plays golf casually with friends 15 times per year, motivated by the excuse to hang out with his buddies for a few hours
- Is highly brand conscience, but prefers to feel connected to his purchases (local, personal engagement, moral/mission alignment, etc.)
- Buys most of his clothes online and is very active on social media
- Balks at paying $90 for Nike, Under Armour, and Travis Matthew polos designed exclusively for golf
- Thinks $50 FootJoy and Adidas polos are "ugly" and usually don't fit well

Disclaimer: The above individual was not compensated for his testimonial. In addition, his testimonial should not be construed as and/or considered investment advice.

Swannies

We believe our initial branding efforts have resonated well within our target market



Brand Ambassador Program

Encouraging a social golf lifestyle with 25 Swannies Ambassadors that rep our gear. Our goal is to expand our brand awareness in cities across the nation.

Swannies highlights

- Ambassadors get Swannies a prime-time segment on local news outlet KARE-11 with Eric Perkins, leading to roughly $1k e-commerce sales over a weekend
- Ohio ambassador connects Swannies team to ESPN Sportswriter John Buccigross, who regularly sports apparel to 300K followers on twitter



Online Content Marketing

Focusing on developing highly engaging content through brand-centric videos, hilarious blog posts, social golf events, and product giveaways

Swannies highlights

- Swannies original mockumentary short gets shared 51 times on Facebook and is viewed over 8,000 times
- Successful original Swannies Open beer Olympics golf tournament in August of 2016 with close to 70 participants

Swannies

In less than one year, we brought the Swannies brand from an idea to real sales in the marketplace


2016 Total Golf
Course Accounts*
75
60
45
30
15
Number of Course Accounts
Course Reorder*
*Note: Each circle represents one re-order.
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Accounts include POs to be fulfilled and invoiced in 2017

$56,320

Total Account Revenue from Initial Courses

Halo effect:
We believe pro shop sales have increased brand recognition, creating a visible halo effect in our e-commerce sales, which follow similar upward trend even with minimal marketing investments.

Swannies

We understand our conversion funnels, with pro shop and team traction highlighted below

Sales Funnel Interaction Points	2016 Pro Shops YTD	2017 Pro Shops Projection	2016 Team YTD	2017 Team Projection
Leads	**1,050** calls to courses in 8 states (MN, WI, IL, TX, KS, CA, IA, MO)	**4,000** calls to courses in targeted geographies	**136** emails to high school teams in Minnesota	**5,000** emails to high schools in targeted geographies
Prospects	**200** in person meetings	**1,000** in person meetings	**6** in person meetings / phone calls	**150** in person meetings / phone calls
Customers	**69** golf courses	**350** courses	**5** schools	**50** schools
Average Yearly Spend	**$815** order average	**$1,000** average	**$1,900** average order	**$1,000** average order
YEARLY SALES	$~50,000	$ 350,000	$~9,500	$ 50,000

Swannies

Our goal is to increase pro shop traction in 2017, which we believe will build a customer base for retail and online expansion in 2018


Revenue Contribution
100%
75%
50%
25%
$.5m
$3.1m
$12.5m
Strategic Partnerships
Big Box Retail
Team
Golf Courses
Online

2017 – Pro Shop & Team Expansion

- Emphasize design/product expansion
- Sell into 350 pro shops and 50 golf teams across the US by the end of 2017 to continue to build brand awareness
- Grow ambassador program to 100 kids nationally, covering all target geographies

2018 – Online & Retail Expansion

- Leverage recognized brand into higher margin online sales
- Use wholesale success to sell into major retail players nationally

2019 – Partnership Expansion

- Expand strategic partnerships that grow the Swannies brand globally
- Improve account management efficiencies in all channels
- Be established as the golf brand for millenials

Disclaimer: This slide is based on management opinion and contains forward-looking statements. It does not represent guarantees of future results, levels of activity, performance, or achievements.



THANK YOU

Swannies

We own a provisional patent on the first traction point golf sandal and a trademark on 'Swannies'



United States of America

United States Patent and Trademark Office

Swannies

Reg. No. 4,917,837 Registered Mar. 15, 2016	IVERSEN, ADAM M (UNITED STATES INDIVIDUAL) 851 WOODLAND HILLS BLVD. VICTORIA, MN 55386
Int. Cl.: 25	FOR: ATHLETIC APPAREL, NAMELY, FOOTWEAR COMPRISING SANDALS FOR USE WITH GOLF, IN CLASS 25 (U.S. CLS. 22 AND 39).
TRADEMARK	FIRST USE 1-1-2015; IN COMMERCE 1-25-2015.
PRINCIPAL REGISTER	THE MARK CONSISTS OF BLUE "SWANNIES", WITH THE "S" SHAPED IN A WAY THAT IT RESEMBLES A SWAN.
	THE COLOR(S) BLUE IS/ARE CLAIMED AS A FEATURE OF THE MARK
	SER. NO. 86-539,260, FILED 2-19-2015.
	PARKER HOWARD, EXAMINING ATTORNEY

Patent

Swannies has developed an innovative patent pending footwear device to address personal comfort, performance, and practicality from conventional golf shoes. Our sandal, currently the subject of U.S. Provisional Patent Application No. 62183698, is – according to our knowledge - the world's first traction point soft spike golf sandal allowing a person to both play golf and walk casually off the golf course, which significantly expands the current range of golf shoe options.

The provisional patent will be accepted or rejected within the next 12-24 months at which point we will either own the patent or will need to make modifications to the application before reapplying.

Trademark

Swannies has a trademark on the 'Swannies' logo mark where the mark has an "S" shaped in a way that it resembles a swan. The trademark is good through 2025 and is registered number 4,917,837 through the United States government.